Bruce C. Rosetto

Tel. (561) 955-7625

Fax (561) 338-7099

rosettob@gtlaw.com

April 28, 2009

VIA EDGAR TRANSMISSION

Mark Webb, Legal Branch Chief

Eric Envall, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Willing Holding, Inc. - Form 10 - Filed February 3, 2009 - File No. 000-53496

Dear Mr. Webb:

On behalf of our client, Willing Holding, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated April 17, 2009 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Balance Sheet, page F-2

1.

We note you issued 250,000 shares of Series A Preferred Stock in November 2008. Tell us where this has been recorded in your financial statements. Explain how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion features should be bifurcated from the host contract and accounted for as derivatives requiring fair value treatment. If you believe the conversion features are not embedded derivatives under paragraph 1a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

Response:

As requested, the Company has included in the Balance Sheet the issuance of the Preferred Stock. The Company believes the conversion features are not embedded derivatives as there is no market for the stock, the conversion feature would be above any derived market price and its occurrence is non-definitive.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 28, 2009

Statement of Stockholders’ Equity (Deficit), page F-4

2.

We note you issued 1,000,880 shares of common stock to stockholders of PWTI for the spin-off, 735,000 shares of common stock for services rendered (i.e. to officers, consultants, etc.) and 25,000 in connection with the purchase of New World Mortgage. Please revise your current disclosure (i.e. 1,760,880 shares issued for services) to disaggregate each transaction and provide a more appropriate description.

Response:

As requested, the Company has revised the disclosure to disaggregate each transaction and provide a more appropriate description.

Statement of Cash Flows, F-5

3.

We note your adjustments to reconcile net loss to cash used by operating activities. Please revise to disaggregate the share issuances (i.e. $4,996,803) to provide more accurate descriptions (e.g. stock based compensation, impairment of goodwill, impairment of investment securities, etc.).

Response:

As requested, the Company has revised the disclosure to disaggregate the share issuances and provide a more appropriate description.

4.	We note you purchased investments in marketable securities (i.e. 500,000 shares of PWTI) for $100k from Mr. Taylor, your CEO. Please address the following:

•

Tell us why you presented the purchase of the securities in operating activities (i.e. on a net basis) versus presenting this purchase within investing activities (at the investment purchase price with an impairment charge reported in your operating activities);

•	Tell us, and revise as necessary, why this transaction was not discussed in Note 7 (Related Party Transactions);
•

We note on March 10, 2008 (when you purchased the securities from Mr. Taylor) the securities were trading on the pink sheets at $.11 per share. Tell us how you determined the purchase price of $100k (or $.20 per share); and

•	Quantify Mr. Taylor’s cost basis in those securities.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 28, 2009

Response:

a)	As requested, the Company has revised the presentation of the cash flows

b)	As requested the Company has revised so as to include the transaction in the related party notes to the financial statements.

c)

The Company purchased the securities from Mr. Taylor at a premium to market with the prior day’s closing price of $.165.  The sale was based on the Company’s belief that PWBI stock price was undervalued at such time as it had traded over $.35 per share over the prior year.  Additionally, the Company determined that PWBI’s purchase price was fair due to the public information available at the time including the fact that PWBI was the plaintiff in a patent infringement lawsuit, the stock history and the potential for growth.

5.	Please revise your cash flows from financing activities to separately identify proceeds and repayments of funds raised from related parties and debt issuances.

Response:

As requested, the Company has revised the cash flows from the financing activities.

Notes to Financial Statements

Note 1 - Comprehensive Loss, page F-8

6.

We have reviewed your revised disclosures in response to prior comment 12 of our letter dated March 4, 2009. We note you characterize the $93,000 charge related to the decline in value of a publicly held security as “Comprehensive Loss” on your Statements of Operations and in Note 1 to your financial statements. Paragraph 10 of SFAS 130 defines comprehensive income as other comprehensive income including net income. As the aforementioned charge does not appear to meet the definition of comprehensive income as defined by SFAS 130, please revise your income statement line item description and footnote to more appropriately reflect the nature of this charge. For example, we would not object to characterization of the charge as “Impairment Loss on Investments.”

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 28, 2009

Response:

As requested, the Company has revised to characterize the charge as “Impairment Loss on Investments.”

7.	In addition to our comment above, please revise your description in MD&A (page 29, Comprehensive Loss) to clarify the difference ($93,000) was recognized in 2008 as an other-than-temporary impairment.

Response:

As requested, the Company has revised the description accordingly.

Note 2 – Goodwill, page F-9

8.

We have reviewed your response to prior comment 13 of our letter dated March 4, 2009. We note your September 30, 2008 financial statements reflected goodwill totaling $790,000, however, it appears that as of December 31, 2008, approximately $3.5 million of goodwill was determined to be impaired. Further, we note your disclosure on page F-6 stating that on the date of purchase the shares issued were valued at the market price used to raise money and resulted in a value of $2,880,000, which was assigned to goodwill. Please provide us with the following additional information:

•	Explain in detail why total goodwill changed from the amount reflected in your financial statements as of September 30, 2008;
•	Clarify what you mean when you state that the shares issued were valued “at the market price used to raise money” and quantify the market price(s) used; and
•	Tell us the specific date(s) upon which you determined the market price used to raise money.

Response:

a)        The Company adjusted its goodwill calculation upon audit to reflect properly the transaction.

b)        The Company raised money at $2.88 per share when it issued 125,000 shares and received $360,000. In the absence of any public market for its stock this is the value used as it reflects what the public paid. The market price was determined on January 22, 2008.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 28, 2009

9.	We have reviewed your revised disclosures in response to prior comment 14 of our letter dated March 9, 2009. Please revise to disclose the following:

•	The details of the aggregate purchase price of New World (i.e. number of shares issued, value assigned per share and how that value was determined); and

•	A table summarizing the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, including goodwill.

Refer to Illustration 1- paragraph C2 of Appendix C of SFAS 141.

Response:

As requested, the Company has revised so as to include in tabular form the information required under business combination heading in the notes to financial statements.

Note 3 - Fixed Assets, F-10

10.	We note you have approximately $400k in vehicles and other. Please tell us:
•	How many vehicles you have and quantify their amounts;
•	What the “other” represents and quantify the amount; and
•	Explain the business purpose of the vehicles.

Response:

There are thee vehicles. The vehicle entitled “other” transportation equipment has been fully depreciated. The costs associated with the vehicles are as follows: $276,780 for a Rolls Royce, $75,000 for a Cadillac Escalade,  $16,995 for a used Cadillac which was subsequently sold, and $26,995 for a used truck which was fully depreciated. The Rolls Royce and Cadillac Escalade are used by the New World business and are in the possession of Mr. Leonard.  The Rolls Royce is an asset that allows Mr. Leonard to market New Worlds products and services as a symbol of success which is of value to the business.  Both the vehicles operated by New World,  the Rolls Royce and Cadillac Escalade, provide daily transportation for the management of New World.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 28, 2009

Note 6 – Commitments and Contingencies Employment Agreements, page F-11

11.	We note you issued 250,000 options to Mr. Leonard. Tell us where this is reported in your financial statements and related footnotes. Please advise or revise as necessary.

Response:

As requested, the Company has included the disclosure in the stock compensation heading in the notes to financial statements.

General

12.	Disclosure starting on page F-13 and continuing through page F-17 appears to be redundant, please advise or revise to remove.

Response:

As requested, the Company has removed the redundant pages.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7625.

Very truly yours,

Bruce C. Rosetto

cc:  Mr. Gideon Taylor

WILLING HOLDING, INC.

April 28, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief

Re:  Willing Holding, Inc. - Form 10

Dear Mr. Webb:

Willing Holding, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement on Form 10 and any related revised registration statements the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Willing Holding, Inc.

By: /s/ Gideon Taylor

Name: Gideon Taylor

Title: Chief Executive Officer